Exhibit 99.3

PetroChina’s Net Profit Increases by 130.7%

in 2018

Adhering to Principle of Steady Development

Achieving Good Result of High-quality Development

(21 March 2019, Beijing) – PetroChina Company Limited (“the Company”, HKSE: 0857; NYSE: PTR; SSE: 601857) today announced that the Company’s high-quality development is starting to achieve good results, with net profit increasing substantially by 130.7% year-on-year in 2018. The Company firmly focused on its goal of building itself into a top class international energy company, proactively coped with the complex changes in the external circumstances, adhered to its new development concept and the principle of steady development to achieve stable progress with timely adjustments.

Annual Results Review

Continuous improvement in operating results with significant net profit growth. In 2018, based on the International Financial Reporting Standards, the Company achieved a revenue of RMB2.35 trillion and a profit from operations of RMB120,997 million, representing an increase of 16.8% and 78.7% respectively year-on-year. Net profit attributable to owners of the Company was RMB52,591 million, representing a significant increase of 130.7% year-on-year. Basic earnings per share were RMB0.29, representing an increase of RMB0.17 year-on-year. The Exploration and Production segment achieved a profit from operations of RMB73,519 million, representing an increase of RMB58,044 million year-on-year. The Refining and Chemicals segment achieved a profit from operations of RMB42,756 million, representing an increase of RMB2,795 million year-on-year. The Marketing segment recorded a loss from operations of RMB6,450 million, representing a decrease in profit of RMB14,729 million year-on-year. The Natural Gas and Pipeline segment achieved a profit from operations of RMB25,515 million, up RMB9,827 million year-on-year. In 2018, the ROACE demonstrated an obvious improvement. Debt-to-asset ratio and debt-to-capital ratio were controlled at a reasonable level, decreasing by 0.6 and 2.8 percentage points, respectively. Cash flow was in sound condition.

Vigorously promoted quality and efficiency of its core business, production indicators of all business segments rose steadily. Domestic exploration and production focused on economically recoverable reserves and profitable output. Risk exploration achieved a series of important breakthroughs. Output of crude oil remained stable and natural gas output reached a record high. The Company’s overseas oil and gas business capitalized on the Belt and Road initiative and other opportunities to actively promote oil and gas cooperation, accelerated the development of high-efficiency projects, and maintained a smooth oil and gas production. Output of crude oil reached 890 million barrels, up 0.4% year-on-year. Marketable natural gas output was 3.6 trillion cubic feet, up 5.4% year-on-year. The oil and gas equivalent output increased by 2.3% year-on-year to 1,490 million barrels, including 200 million barrels from overseas operations, representing an increase of 7.8% year-on-year, which accounted for 13.7% of the Company’s total oil and gas equivalent output. Oil and gas lifting cost was USD12.31 per barrel, representing an increase of 6.8% year-on-year, and an increase of 4.6% excluding the foreign exchange impact. The transformation and upgrade of the Refining and Chemicals segment were accelerated and key projects progressed smoothly. The quality upgrade of the National VI oil products was accomplished, and the output of high-margin products such as aviation kerosene increased substantially. The Company processed 1,120 million barrels of crude oil, up 10.4% year-on-year. It produced 105 million tons of refined oil products, up 13.6% year-on-year, and 5.569 million tons of ethylene, down 3.4% year-on-year. The refinery unit cash processing cost was RMB169.38 per ton, which was basically at the same level as last year. The Company continued to enhance its marketing capabilities, resulting in a steady increase in sales of refined oil products, optimized sales structure and improved marketing network. Sales of gasoline, kerosene and diesel reached 177 million tons, up 4.7% year-on-year. The Natural Gas and Pipeline segment recorded increases in both sales volume and profits with a double-digit growth in sales volume of domestic natural gas and higher proportion of high-end markets. Key projects such as 24 pipeline interconnection projects were completed and put into operation. Sales of natural gas reached 216.754 billion cubic meter, up 8.9% year-on-year. Of which, domestic sales of natural gas reached 159.553 billion cubic meter, up 19.6% year-on-year.

Consolidated the foundation of high-quality development by continuously deepening reforms and strengthening risk management. In 2018, the Company pushed forward major reforms in a steady and precise manner, proceeded with internal transfer of mining rights, adjusted the management mechanism of natural gas sales and storage, and improved the market-oriented mechanism for the internal business and the integrated appraisal mechanism for refining, sales and trading business chain. Those measures effectively stimulated initiatives for staffs across different levels. Technology and management innovation yielded new achievements. The Company obtained a batch of landmark achievements and national-level awards in terms of technological research and development, made progress in informatization build-up, and further improved its management efficiency and profitability. Meanwhile, the Company emphasized safety and environmental conservation, as well as risk management, to consolidate the foundation of high-quality development. It promoted safe production and green development in a solid manner, deepened the review of its HSE system, tightened the safety management in key areas and strengthened the control of greenhouse gas. With those measures, the Company maintained a stable safety and environmental situation. The Company’s stable and sound financial position was also attributed to efforts of enhancing its risk prevention and management measures, intensifying practice of responsibility, and strictly controlling investment, debt and capital risks.

Future Outlook

Looking ahead in 2019, PetroChina will continue to adhere to the principle of steady development, place more focus on developing its core business, enhancing cooperation and partnership, accelerating the reform and innovation, and consolidating the foundation of development, to develop itself into a top class international energy company and generate better returns for its shareholders.

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Additional information on PetroChina is available at the Company’s website: http://www.petrochina.com.cn

Issued by PetroChina Company Limited

For further information, please contact:

PetroChina Company Limited

PR Agency (Overseas media):
Hill+Knowlton Strategies	Fax: (852) 2576 1990
Renee Chen	Tel: (852) 2894 6228
E-mail: renee.chen@hkstrategies.com
PR Agency (Domestic media):
EverBloom Investment Consulting Lt. Co.	Fax: (8610) 8562 3181
Liu Ping	Tel: (8610) 5166 3828
E-mail: ping.liu@everbloom.com.cn